FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, July 24, 2009

Mr.
Guillermo Larraín Ríos
Superintendent of Securities and Insurance
Santiago

MATERIAL INFORMATION

Dear Sir:

In accordance with clauses 9 and 10.2 of the Securities Market Law 18,045 and General Rules Nos.30 and 210, and in the use of the powers conferred upon me, I inform the Superintendency of the following Material Information:

As was reported as Material Information in several communications during 1996, in November 1996 Enersis S.A. issued Yankee Bonds for a total amount of $ 791.143.000 divided in three series.

On July 8, 2009 Enersis S.A. started a consent solicitation process to amend the Indenture dated November 1, 1996 governing the Yankee Bonds, with an outstanding amount of $ 601 millions (the balance was repurchased). The amendments to the Indenture refer to Section 501 (4), the cross default clause, so that it applies only to Enersis S.A. and Chilean subsidiaries, the definition of “Significant Subsidiary” has been amended also so it is limited to only those Chilean Significant Subsidiaries. The concept of Significant Subsidiary is used in Sections 501 (5) y (6), the bankruptcy and insolvency clauses.

As of today, the Company has received consents from Yankee Bond holders of a majority in aggregate principal amount outstanding of each series, and were executed the amendments to the Indenture abovementioned.

Yours sincerely,

Ignacio Antoñanzas Alvear
Chief Executive Officer

PRESS RELEASE

For Immediate Release

ENERSIS S.A.
Announces Expiration of Consent Solicitation and Receipt of Requisite
Consents by Consent Deadline

SANTIAGO, CHILE, July 24, 2009 – ENERSIS S.A. (“Enersis” or the “Company”) (NYSE: ENI) announced today the expiration of its consent solicitation, and the receipt of the requisite consents with respect to certain proposed amendments to the Indenture dated as of November 1, 1996 (the “Indenture”) governing its (a) 7.375% Notes due 2014 (CUSIP Nos. 29274FAE4, 29274FAD6 (144A), P37186AA4 (Reg. S)) (the “2014 Notes”), (b) 7.40% Notes due 2016 (CUSIP No. 29274FAB0) (the “2016 Notes”), and (c) 6.60% Notes due 2026 (CUSIP No. 29274FAC8) (the “2026 Notes” and together with the 2014 Notes and the 2016 Notes, the “Notes”), to execute a supplemental indenture as described in its Consent Solicitation Statement dated July 8, 2009.

As of 5:00 p.m., New York City time, on July 24, 2009 (the “Consent Deadline”), the Company had received consents from holders of a majority in aggregate principal amount outstanding of each series of Notes. As a result of receiving the requisite consents, the Company entered into a First Supplemental Indenture dated as of July 24, 2009 between the Company and The Bank of New York Mellon, as Trustee, to the Indenture to effectuate the proposed amendments.

Enersis solicited consents from the holders of the Notes in order to amend Section 501(4), the cross default clause, so that it now applies only to Enersis and its subsidiaries organized under the laws of the Republic of Chile. The definition of “Significant Subsidiary” has been similarly amended so that it is now limited to only those Significant Subsidiaries (as defined) organized under the laws of the Republic of Chile. The concept of Significant Subsidiary is used in Sections 501(5) and (6), the bankruptcy and insolvency proceedings clauses, of the Indenture.

The Company expects to settle the consent solicitation as promptly as possible upon receipt of instructions from the Information and Tabulation Agent.

Questions regarding the consent solicitation may be directed to the Solicitation Agent, J.P. Morgan Securities Inc., by telephone at (866) 846-2874 or (212) 834-4374. Copies of the Consent Solicitation Statement and related documents may be obtained from the Information and Tabulation Agent, Global Bondholder Services Corporation, at 65 Broadway, Suite 723, New York, New York 10006, (866) 873-6300 or (212) 430-3774.

Enersis, one of the main publicly-owned multinational electric power companies in South America, currently holds direct and indirect participation in the electric power generation, transmission, and distribution businesses. Its operations are primarily in Chile, and to a lesser degree in four other South American countries, including Argentina, Brazil, Colombia, and Peru. As of December 31, 2008, Enersis’ generating companies have an installed capacity of 13,893 MW, and its distribution companies supply electricity to 12.4 million customers, or approximately 45 million inhabitants. For more information about Enersis, please visit the Company's website at http://www.enersis.cl, or download the 2008 Form 20-F from the SEC’s website at http://www.sec.gov.

Statements in this release which are not historical facts are "forward looking" statements and "safe harbor statements" under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including risks and/or uncertainties as described in the Company's public filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: July 24, 2009